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                                  Revision LLC
                          3050 K Street, NW, Suite 250
                              Washington, DC 20007



September 11, 1998

BY TELECOPIER

The Board of Directors
Total-Tel USA Communications, Inc.
150 Clove Road
Little Falls, New Jersey 07424

Dear Sirs:

As you know, Revision LLC, the largest shareholder of Total-Tel USA Communications, Inc. ("Total-Tel"), has filed a Schedule 13D indication that it is taking preliminary steps to elect its own representatives to Total-Tel's Board of Directors. As you also know, Total-Tel's prior attempts to adopt a poison pill and to amend its by-laws in order to thwart any potential proxy contest have been enjoined by a New Jersey court.

Notwithstanding this injunction, the Board continues to take steps to entrench itself. We have recently learned that the Board adopted an unfunded employee stock ownership plan ("ESOP") effective September 1, 1998 and issued 600,000 shares to the ESOP which are to be voted by the Board of Directors. We have also learned that the Board appointed two new directors, one of whom is Warren Feldman's childhood friend.

The timing of these actions makes it clear that there was no legitimate corporate purpose for these actions. Rather, the shares were issued to the ESOP for the sole purpose of placing the voting rights of a large block of the corporation's stock in the hands of directors who will vote the shares to entrench themselves at the annual meeting. Likewise, the two additional directors were appointed to make it more difficult for Revision LLC to pursue a proxy contest. Surely there was no immediate need to add two additional directors to the Board in August when the annual meeting is imminent.

The issuance of shares to the ESOP violates both the letter and spirit of the outstanding Court injunction. In fact, Total-Tel's counsel represented on the record to the Court that no ESOP would be adopted while the injunction is in effect. Revision LLC will seek an order to hold Total-Tel in contempt of the Court's order for this action.

The appointment of the two additional directors is not only a violation of the Board's fiduciary duties, but is also not permitted by the Company's by-laws which permit the election of directors by the Board only to fill vacancies. Otherwise, the shareholders are vested with the exclusive authority under the by-laws to elect directors.



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The Board of Directors
September 11, 1998
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Revision LLC intends to hold each member of the Board of Directors responsible for these actions and any future actions which are taken solely to entrench the Board and management at the expense of the shareholders.

Very truly yours,


Revision LLC
By:  Walt Anderson





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